Pluristem Therapeutics Inc.

Matam Advanced Technology Park

Building No. 5

Haifa, Israel, 31905

                May 18, 2020

Division of Corporation Finance, Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention: Chris Edwards

Re:	Pluristem Therapeutics Inc. (the “Company”)

Preliminary Proxy Statement

on Schedule 14A (the “Preliminary Proxy”)

Filed April 30, 2020

File No. 001-31392

Dear Mr. Edwards:

The purpose of this letter is to respond to your letter of May 14, 2020, with respect to the above-captioned filing. For ease of reference, the Company’s response is keyed to your comments.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 3 – Increase the Number of Authorized Shares of Common Stock, page 9

1.	Please revise the proxy statement to indicate whether you currently have any plans, arrangements or understandings, written or oral, to issue any of the authorized but unissued shares that would become available as a result of the amendment to the Articles of Incorporation.

Response to Comment: We have revised the disclosure in the Preliminary Proxy to confirm that the Company has no current plans, arrangements or understandings, written or oral, to issue any of the authorized but unissued shares that would become available as a result of the amendment to the Articles of Incorporation.

2.	Please expand the disclosure regarding the potential sale of equity securities in order to utilize funds that may be loaned by the European Investment Bank. Please discuss whether you have cash on hand to satisfy your funding obligations under the Finance Contract or if you will need to raise capital through equity sales, and, if capital raises are necessary, at what times and amounts and through what types of offerings.

Response to Comment: We have expanded the disclosure in the Preliminary Proxy to confirm that the Company has sufficient capital to satisfy its funding obligations under the Finance Contract but that it may elect to conduct capital raises. We have further expanded the disclosure in the Proxy Statement to provide for the potential types of capital raises, and the times and amounts of such raises.

Division of Corporation Finance, Office of Life Sciences

United States Securities and Exchange Commission

May 18, 2020

Please contact Ron Ben-Bassat at (212) 660-5003, attorney at Sullivan & Worcester LLP, the Company's U.S. counsel, if you have any questions or require additional information.

Respectfully,

Pluristem Therapeutics Inc.

By:	/s/ Chen Franco-Yehuda
Chen Franco-Yehuda
Chief Financial Officer

cc:      Ron Ben-Bassat, Esq.